

June 4, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
7.250% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier
1 Securities, of Banco Santander, S.A., under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Mart...]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com